Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, ($ in millions)	2003	2002

Fixed Charges
Interest and discount expense (a)	$3,652	$3,322
Estimated interest within rental expense	49	44

	3,701	3,366
Earnings
Pretax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	2,478	1,434
Fixed charges	3,701	3,366

	$6,179	$4,800
Ratio of earnings to fixed charges	1.67	1.43

(a)	Excludes the effect of gains or losses on derivatives related to debt.